August 13, 2009

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Covance Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File Number: 001-12213

Via EDGAR Transmission

Dear Mr. Riedler:

Set forth below are the responses of Covance Inc. (the “Company”) to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 2, 2009, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2008.

1. Definitive Proxy Statement on Schedule 14A

Comment — Item 11. Compensation Discussion and Analysis, page 17

Your Compensation Discussion and Analysis does not disclose the individual or corporate objectives used to determine your executive officers’ bonus payments. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

The performance objectives;

Confirmation that you will discuss the achievement of the objectives; and

A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response to comment:

In future filings, beginning with Covance’s Proxy Statement for its 2010 Annual Meeting, Covance will provide information about performance objectives used in determining executive officers’ bonus payments.  Had such disclosure been provided in our 2009 Proxy Statement the section headed “Annual Incentive Cash Bonus Plan” (pages 22 – 23) would have read as follows:

Annual Incentive Cash Bonus Plan

As with base salaries, Covance sets senior officer target bonus levels after an annual review of market data. The actual cash bonus paid to individual senior officers is determined in three steps:

1.

The annual incentive cash bonus pool in which senior officers participate is initially sized based on actual Company and/or business unit performance against pre-established profit targets (the range of payout is from 65% to 125% of target). In 2008 the plan utilized a corporate post-bonus operating income target of $273,754,000 and a net order target of $2,100,000,000;

2.

The size of the bonus pool in which senior officers participate is adjusted and finalized based on performance against pre-established net order targets (increasing the range of payout to 49% to 156% of target). In 2008, post bonus operating income was $263,650 and net orders were $3,412,340. This resulted in a bonus pool for corporate officers, including Messrs. Herring, Barr and Klitgaard, equaling 84.6% of the target bonus pool. In addition, for 2008 the Compensation Committee decided to exercise its discretion to further reduce the bonus pools by 5.5% in order to reduce the impact on net income for shareholders from the Company’s failure to achieve its post-bonus operating income target. After the operation of the plan and the discretionary reduction, the corporate officers were paid out of a bonus pool equaling 79.1% of target and Mr. Cimino and Ms. Tanner were paid out of bonus pools equaling 143.5% and 126.6% of target, respectively; and

3.

An individual multiplier is applied based on the senior officer’s individual performance to arrive at the actual bonus amount paid. Individual performance ratings are based on an assessment of each executive’s achievements against business targets and the strength of each officer’s leadership competencies, with each area (performance against business targets and individual behaviors) of roughly equal weight (individual performance factors range from 0% to 160%, resulting in a total range of variation of 0% to 250% of target). The individual multiplier for each Named Executive was as follows: Mr. Herring, 136.9%; Mr. Barr, 97.1%; Mr. Klitgaard, 97.2%; Mr Cimino, 121.5%; and Ms. Tanner, 131.7%.

Covance leaders are assessed on performance against annual individual objectives and the following leadership behaviors:

•                  Wins Client Loyalty—Keep client satisfaction high and lead the organization to deliver on client expectations.

•                  Leads by Example—Articulate and demonstrate behaviors that support the Company vision.

•                  Inspires Others—Connect individuals to Covance and build organization excitement and alignment around the Company purpose and goals.

•                  Drives Growth—Identify opportunities and implement solutions that expand the business.

•                  Builds Talented Teams—Assess and develop individual organization talent.

•                  Confronts Constructively—Readily challenge status quo while maintaining and building relationships.

•                  Gets it Done—Create urgency and balance analysis and action that leads to timely decision making and outstanding implementation.

The following table shows the range of variability and parameters of the determination of 2008 bonuses.

	Effect of Performance Factor on Annual Cash Bonus
Criteria	Minimum Payout	Target Payout	Maximum Payout
Profit (as a % of target)	65%	100%	125%
Net Orders (as a % of target)	75%	100%	125%
Individual Performance Factor	0%	100%	160%
Final Payout (as a % of target)	0%	100%	250%

For instance, in 2008 the following factors were utilized in determining Mr. Herring’s bonus:

i)	Profit— 67.7%

ii)	Net Orders— 125%

iii)	Individual Performance Rating— 136.9%

The actual bonus paid to Mr. Herring was $850,000 calculated as follows:

Target Bonus ($)	$785,000
Profit Multiplier	67.7%
Net Orders Multiplier	125%
Step 1: (67.7% × 125%) = Profit and Net Orders Multiplier	84.6%
2008 Bonus Pool Reduction	(5.5)%
Step 2: 84.6% - 5.5%	79.1%
Step 3: 79.1% × $785,000	$620,935
Individual Performance Factor	136.9%
Step 4: 136.9% × $620,935	$850,000
Actual Bonus	$850,000

The 2008 cash bonus target for all senior officers equaled 70% of each individual’s base salary, except for the Chief Executive Officer, whose target was set at $785,000 (107% of salary), and the Chief Operating Officer, whose target was set at 80%. As a group in 2008, the actual cash bonuses were paid at 91% of target for the year.

Per your request, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Ross A. Hyams
Ross A. Hyams

cc:	Scot Foley, Securities and Exchange Commission
Joseph L. Herring, Covance Inc.